EXHIBIT 99.1

SIGNET GROUP PLC
UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS TO 2 AUGUST 1997                             4 SEPTEMBER 1997



                          STRONG FIRST HALF PERFORMANCE
                          -----------------------------
                             OPERATING PROFIT UP 27%
                             -----------------------



  GROUP LIKE FOR LIKE SALES                                      +7%

       US                                                        +9%
       UK                                                        +3%

  GROUP OPERATING PROFIT (POUND)12.7M (1996: (POUND)10.0M)       +27%

  GROUP PRE TAX  PROFIT (POUND)1.9M (1996: (POUND)6.0M LOSS)     +(POUND)7.9M

  GROUP NET DEBT (POUND)214.1M - REDUCED BY (POUND)92.0M



Commenting on the results, James McAdam, Chairman, said:


"Excellent progress has been made in the first half year, including a further significant improvement in results, the voluntary refinancing of the Group's borrowings, and a reorganisation of the Group's capital structure. As usual performance over the critical Christmas trading season will determine the outcome for the year as a whole."



Enquiries:

James McAdam, Chairman                               after 2.00pm 0171 495 2643
Walker Boyd, Group Finance Director                  after 2.00pm 0171 495 2643
Susan Gilchrist, Brunswick                           0171 404 5959

GROUP

It is pleasing to report that for the six months to 2 August 1997 like for like sales increased by 6.6% and operating profit advanced by 27.6% to (pound)12.7 million (1996: (pound)10.0m). At constant exchange rates the increase in operating profit would have been 38.1%.

Interest charges for the period were reduced by 32.2% to (pound)10.8 million (1996: (pound)15.9m). At constant exchange rates the reduction would have been 29.0%. The reduction reflects a lower level of average borrowings and benefits from the new banking facility agreed on 27 February 1997.

Pre tax profit was (pound)1.9 million (1996: (pound)6.0m loss) an improvement of (pound)7.9 million. The impact of exchange rate translation was not material.

UNITED STATES (63% OF GROUP TURNOVER)

Operating profit in the period increased by 16.4% to(pound)16.0 million (1996:(pound)13.7m). At constant exchange rates the increase would have been 23.1%.

Sales were (pound)234.7 million (1996: (pound)235.4m, at constant exchange rates (pound)222.5m) with underlying like for like sales increasing by 8.9%. Gross margin showed a small decrease compared to the same period in 1996, but tight control of costs was maintained and bad debt charges fell from 3.6% to 3.1% of total US sales although concerns remain about the general credit environment in the US.

The strong sales performance which was ahead of our main competition reflected the benefits of more effective marketing and promotional programmes during the period together with improvements made to merchandise ranges and assortment.

During the period eight stores were closed and three were opened. Some 20 stores are planned to open prior to the Christmas season, including three superstores each of approximately 5,500 sq/ft, bringing the total number of such stores to seven.

UNITED KINGDOM  (37% OF GROUP TURNOVER)

UK JEWELLERY
Like for like sales increased by 3.3%. Operating profit for the period was (pound)0.2 million (1996: (pound)0.2m). Gross margin showed a further small improvement and while cost increases were contained below the rate of inflation, operating profit for the period was reduced by an estimated (pound)1.2 million (1996: (pound)nil) due to the write-off of certain residual fixtures and fittings and the temporary closure of stores being modernised.

H. Samuel sales were (pound)95.3million (1996: (pound)96.3m) and like for like sales increased by 1.4%. The H. Samuel store modernisation programme is proceeding according to plan. 51 stores had been modernised by the end of July and a further 119 stores are planned to be modernised before the start of the Christmas trading period. Sales from the modernised stores accounted for only some 10% of H. Samuel's total sales in the period. Like for like sales from the modernised stores increased by 6.8% in the period as against 0.8% like for like increase for the rest of the chain. While the 6% differential is encouraging it should be treated with caution at this early stage of the programme.

Ernest Jones sales were (pound)41.2 million (1996: (pound)37.9m). Like for like sales increased by 7.9%, building on the excellent performance of the previous year. Three new stores were opened in the first half year and a further four stores are planned for the second half.

GROUP COSTS
As reported in note 3 to the Financial Statements, UK operating profit is stated after charging Group costs of (pound)3.4 million (1996: (pound)3.9m).

NET DEBT

Net debt at 2 August 1997 was (pound)214.1 million (1996: (pound)306.1m) a reduction of (pound)92.0 million. At constant exchange rates, the reduction was (pound)75.2 million. The reduction reflects the improved operating performance of the Group together with a lower proportion of credit sales in the US. Capital expenditure in the second half of 1997 is likely to exceed that incurred in the comparable period last year.

CAPITAL REORGANISATION

The capital restructuring became effective on 21 July 1997. The capital reduction to eliminate the deficit on the Company's distributable reserves was approved by the High Court on 3 September 1997 and is expected to become effective within the next few days.

No interim dividend will be paid in respect of the half year to 2 August 1997.

OUTLOOK

Consumer confidence on both sides of the Atlantic remains generally strong. Results for the first half year have been encouraging, but the outcome for the year will be dependent on the all important Christmas trading period.

SIGNET GROUP PLC
UNAUDITED INTERIM CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE 26 WEEKS ENDED 2 AUGUST 1997                                    UK GAAP

                                                            Notes          26 WEEKS          26 weeks          52 weeks
                                                                              ENDED             ended             ended
                                                                      2 AUGUST 1997     3 August 1996        1 February
                                                                         (POUND)000        (pound)000              1997
                                                                                                             (pound)000
SALES                                                        1,3            371,232           369,615           901,952

------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)                                       3              12,725             9,969            76,505

Net interest payable and similar charges                                   (10,791)          (15,923)          (31,439)
------------------------------------------------------------------------------------------------------------------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION                          1,934           (5,954)            45,066

Tax on profit/(loss) on ordinary activities                   4               (503)             1,790          (11,211)
------------------------------------------------------------------------------------------------------------------------
PROFIT/(LOSS) FOR THE FINANCIAL PERIOD                                        1,431           (4,164)            33,855

Dividends                                                     5                   -                 -                 -

Appropriation from/(to) preference shareholders            7,below          154,531          (17,313)          (26,398)
------------------------------------------------------------------------------------------------------------------------
Retained profit/(loss) attributable to ordinary             below           155,962          (21,477)             7,457
shareholders
------------------------------------------------------------------------------------------------------------------------
EARNINGS/(LOSS) PER ORDINARY SHARE - BASIC                  below            39.8 P           (7.3) p             2.5 p
------------------------------------------------------------------------------------------------------------------------
                                   - ADJUSTED               below             0.1 P           (0.2) p             2.0 p
------------------------------------------------------------------------------------------------------------------------


All of the above relates to continuing activities.

Note: FRS 4 has required the full finance cost of the Company's preference (non-equity) shares to be shown in its previous financial statements as appropriated from profits, even though the Company did not have sufficient distributable reserves to pay a dividend at that time. Since the Company stopped paying dividends in 1992 such appropriations have been made each year in the profit and loss account and have been reversed in both the Company and consolidated balance sheets each year. The cancellation of the accrued preference dividends as part of the capital restructuring, approved by shareholders on 21 July 1997, results in a reversal of such appropriations and a net credit totalling (pound)161,502,000 in the profit and loss account as described in note 7 to these financial statements. However, as set out in Note 8 there is a corresponding charge to reserves and there is, therefore, no net impact on either shareholders' funds or on reserves available for distribution.

The calculation of basic earnings per share has been based on the retained profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares in issue. Basic earnings per share is, in the above circumstances, a technical calculation resulting from the FRS4 treatment discussed above and reflects both the profit for the period and the corresponding credit arising from the reversal of appropriations, but does not reflect the corresponding charge to reserves.

Adjusted earnings per share has been based on profit/(loss) after taxation for the financial period and the number of ordinary shares in issue following the capital restructuring which became effective on 21 July 1997.

Fully diluted earnings per share do not differ materially from basic earnings per share.


UNAUDITED CONSOLIDATED BALANCE SHEET
as at 2 August 1997
                                                                       UK GAAP


                                                            Notes  2 AUGUST 1997        3 August 1996           1 February 1997
                                                                      (POUND)000           (pound)000              (pound)000

   FIXED ASSETS                                                          123,623              138,285              128,938
   ---------------------------------------------------------------------------------------------------------------------------------

   CURRENT ASSETS
   Stocks                                                                309,614              327,094              326,953
   Debtors (see note a. below)                                           192,187              210,371              220,771
   Short term investments                                                    900                  900                  900
   Cash at bank and in hand                                               39,293              133,477              163,033
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                         541,994              671,842              711,657

   CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                      (137,819)            (406,323)            (409,032)
                                                                   -------------------------------------------------------
   Bank loans and overdrafts (see note b. below)                        (23,640)            (311,031)            (279,530)
   Other                                                               (114,179)             (95,292)            (129,502)
                                                                   -------------------------------------------------------

   NET CURRENT ASSETS (NOTES A. AND B. BELOW)                            404,175              265,519              302,625
   ---------------------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS LESS CURRENT LIABILITIES                                 527,798              403,804              431,563
   CREDITORS:  amounts falling due after more
                      than one year                                    (229,752)            (128,569)            (123,748)
                                                                   -------------------------------------------------------
   Bank loans and overdrafts                                           (229,742)            (128,558)            (123,739)
   Other                                                                    (10)                 (11)                  (9)
                                                                   -------------------------------------------------------

   PROVISIONS FOR LIABILITIES AND CHARGES

   Deferred taxation                                                        (60)              (2,053)                    -
   Other provisions                                                      (5,342)              (6,786)              (7,070)
   ---------------------------------------------------------------------------------------------------------------------------------
   TOTAL NET ASSETS                                                      292,644              266,396              300,745
   ---------------------------------------------------------------------------------------------------------------------------------

   CAPITAL AND RESERVES

   Called up share capital                                                73,189               66,282               66,281
   Reserves                                                              219,455              200,114              234,464
   ---------------------------------------------------------------------------------------------------------------------------------
   SHAREHOLDERS' FUNDS                                       8           292,644              266,396              300,745
   ---------------------------------------------------------------------------------------------------------------------------------

FRS 4 requires the analysis of total shareholders' funds between non-equity shareholders' funds and those relating to equity shareholders, as defined by FRS
4. Before the capital restructuring became effective on 21 July 1997, shareholders' funds included non-equity interests made up of net issue proceeds and total unpaid preference dividends relating to the Company's four classes of preference shares. Non-equity shareholders' funds at 2 August 1997 amounted to nil (3 August 1996:(pound)470,018,000, 1 February 1997:(pound)479,103,000).

a. Debtors and net current assets include amounts recoverable after more than one year of (pound)19,117,000 (3 August 1996: (pound)19,117,000, 1 February 1997:(pound)19,126,000).
b. As at 3 August 1996 and 1 February 1997, the Group's borrowing facilities were subject to renewal at 30 June 1997, and in accordance with the Companies Act 1985, these borrowings are shown as due within one year.

UNAUDITED CONSOLIDATED CASHFLOW STATEMENT
For the 26 weeks ended 2 August 1997
                                                                        UK GAAP

                                                                  26 WEEKS          26 weeks          52 weeks
                                                                     ENDED             ended             ended
                                                             2 AUGUST 1997     3 August 1996        1 February 1997
                                                                (POUND)000        (pound)000          (pound)000

   CASH FLOW FROM OPERATING ACTIVITIES                              48,540            32,243           109,397
   ---------------------------------------------------------------------------------------------------------------------------------
   NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND               (15,703)          (15,777)          (28,137)
   SERVICING OF FINANCE
   TAXATION                                                        (3,375)               457           (1,754)
   NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL          (8,733)          (17,265)          (23,823)
   INVESTMENT
   ---------------------------------------------------------------------------------------------------------------------------------
   CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING         20,729             (342)            55,683
   ---------------------------------------------------------------------------------------------------------------------------------

   MANAGEMENT OF LIQUID RESOURCES - decrease/(increase) in         125,626            18,260          (12,882)
   bank deposits
   ---------------------------------------------------------------------------------------------------------------------------------
   CASH OUTFLOW FROM FINANCING                                   (132,877)           (3,350)          (34,158)
   ---------------------------------------------------------------------------------------------------------------------------------
   INCREASE IN CASH IN THE PERIOD                                   13,478            14,568             8,643
   ---------------------------------------------------------------------------------------------------------------------------------


RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET DEBT

   INCREASE IN CASH IN THE PERIOD                                   13,478            14,568             8,643
   Cash outflow from decrease in debt                              132,877             3,350            34,158
   Cash outflow/(inflow) from increase/(decrease) in             (125,626)          (18,260)            12,882
   liquid resources
   ---------------------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------------------
   CHANGE IN NET DEBT RESULTING FROM CASHFLOWS                      20,729             (342)            55,683
   Translation difference                                            5,418             2,441            12,292
   ---------------------------------------------------------------------------------------------------------------------------------
   MOVEMENT IN NET DEBT IN THE PERIOD                               26,147             2,099            67,975
   OPENING NET DEBT                                              (240,236)         (308,211)         (308,211)
   ---------------------------------------------------------------------------------------------------------------------------------
   CLOSING NET DEBT                                              (214,089)         (306,112)         (240,236)
   ---------------------------------------------------------------------------------------------------------------------------------


RECONCILIATION OF OPERATING PROFIT TO OPERATING CASHFLOWS

   OPERATING PROFIT                                                 12,725             9,969            76,505
   Depreciation charges                                             12,398            13,776            24,619
   (Profit)/loss on sale of tangible fixed assets                    (242)             (335)             (359)
   Property revaluation                                                  -                 -             3,559
   Realisation of ESOT investment                                        -           (1,112)           (1,112)
   Decrease in stocks                                               13,151            11,404             2,940
   Decrease/(increase) in debtors                                   24,795            16,364           (4,150)
   (Decrease)/increase in creditors                               (13,193)          (17,705)             7,874
   Decrease in other provisions                                    (1,094)             (118)             (479)
   ---------------------------------------------------------------------------------------------------------------------------------
   NET CASH INFLOW FROM OPERATING ACTIVITIES                        48,540            32,243           109,397
   ---------------------------------------------------------------------------------------------------------------------------------

NOTES TO UNAUDITED INTERIM FINANCIAL RESULTS
For the 26 weeks to 2 August 1997

                                                                         UK GAAP

--------------------------------------------------------------------------------
1.   SALES

Sales represent net sales to customers outside the Group, exclusive of value added and sales tax.


--------------------------------------------------------------------------------
2.   BASIS OF PREPARATION

The foregoing does not constitute statutory accounts within the meaning Section
    240 of the Companies Act 1985. The comparative figures for the 52 weeks ended 1 February 1997 are an abridged statement of the Group's full statutory accounts for that period which have been delivered to the Registrar of Companies and on which the Company's auditors made a report under s235 of the Companies Act 1985 which was unqualified and did not contain a statement under s237(2) or s237(3) of that Act.


--------------------------------------------------------------------------------
3.   SEGMENTAL INFORMATION

                                           26 WEEKS ENDED                 26 weeks ended                52 weeks ended
                                            2 AUGUST 1997                 3 August 1996                 1 February 1997

                                         SALES BY       OPERATING       Sales by      Operating       Sales by       Operating
                                       ORIGIN AND   PROFIT/(LOSS)     origin and  profit/(loss)     origin and   profit/(loss)
                                      DESTINATION                    destination                   destination
                                       (POUND)000      (POUND)000     (pound)000     (pound)000     (pound)000      (pound)000

      UK and Republic of Ireland          136,494         (3,235)        134,206        (3,746)        343,495          22,725

      US                                  234,738          15,960        235,409         13,715        558,457          53,780
      ------------------------------------------------------------------------------------------------------------------------------

                                          371,232          12,725        369,615          9,969        901,952          76,505
      ------------------------------------------------------------------------------------------------------------------------------

    Group and other costs of (pound)3,391,000(1996 equivalent period:
    (pound)3,918,000, 52 weeks ended 1 February 1997: (pound)11,357,000) are incurred in the UK and have therefore been charged against the operating profit of the UK and Republic of Ireland. Group costs for the 52 weeks ended 1 February 1997 included a charge of (pound)1,607,000 relating to the revaluation of freehold and long leasehold properties, net of other property gains and depreciation adjustments. Also included was a charge relating to the increase in the provision for disposal of a Group warehouse.

--------------------------------------------------------------------------------
4.   TAXATION

The net taxation charge in the profit and loss account for the 26 weeks to 2 August 1997 has been based on the anticipated effective taxation rate for the 52 weeks ending 31 January 1998.

--------------------------------------------------------------------------------
5.   DIVIDENDS

Following the capital restructuring becoming effective on 21 July 1997, all arrears and accruals of preference share dividends have been cancelled (see note 7).

No interim dividend will be paid on the ordinary shares (1996:nil).
--------------------------------------------------------------------------------

NOTES TO UNAUDITED INTERIM FINANCIAL RESULTS
For the 26 weeks to 2 August 1997
                                                                     UK GAAP

--------------------------------------------------------------------------------
6.   TRANSLATION DIFFERENCES

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

                                     2 AUGUST 1997 3 August 1996 1 February 1997

Profit and loss account (average rate)        1.64          1.55            1.59
Balance sheet (closing rate)                  1.63          1.54            1.60


The effect of restating the balance sheet at 3 August 1996 to the exchange rates ruling for the six months ended 2 August 1997 would be to decrease net debt by (pound)16.8 million to (pound)289.3 million. Restating the profit and loss account would not materially effect the pre-tax loss for the 26 weeks ended 3 August 1996.


--------------------------------------------------------------------------------
7.   CAPITAL REORGANISATION

    At an Extraordinary General Meeting and class meetings held on 26 June 1997, shareholders approved proposals for a capital restructuring and capital reduction. The capital restructuring involved the conversion of the ordinary shares of 10p each and all classes of the Company's preference shares into ordinary shares of 0.5p each and the cancellation of all accumulated arrears and accruals of dividends on preference shares. The capital restructuring became effective on 21 July 1997 and dealings in the new ordinary shares on the London Stock Exchange and trading in new ordinary American Depository Shares (representing new ordinary shares) on the US Nasdaq Stock Market commenced on that date.

    The cancellation of the accumulated arrears and accruals of dividends on preference shares has been credited in the profit and loss account as follows:

                                                                      26 WEEKS          26 weeks          52 weeks
                                                                         ENDED             ended             ended
                                                                      2 AUGUST          3 August        1 February
                                                                          1997              1996              1997
                                                                    (POUND)000        (pound)000        (pound)000

    Appropriation to preference shareholders in the period             (3,840)          (17,313)          (26,398)
    Appropriation from preference shareholders arising from
    cancellation of dividend arrears and accruals                      165,342                 -                 -
                                                                  -------------    --------------    --------------
                                                                       161,502          (17,313)          (26,398)

    Costs of share capital reorganisation                              (6,971)                 -                 -
    --------------------------------------------------------------------------------------------------------------------------------
                                                                       154,531          (17,313)          (26,398)
    --------------------------------------------------------------------------------------------------------------------------------

The increase in unpaid preference dividends in the period is stated net of (pound)6,264,000 exchange gain (1996 equivalent period: (pound)621,000 gain, 52 weeks ended 1 February 1997: (pound)5,012,000 gain).

The capital reduction is intended to permit the consideration of payment of dividends out of future profits. The capital reduction has been approved by the High Court and is expected to become effective during September 1997.

NOTES TO UNAUDITED INTERIM FINANCIAL RESULTS
For the 26 weeks to 2 August 1997
                                                                      UK GAPP

--------------------------------------------------------------------------------

8.   CHANGES IN SHAREHOLDERS' EQUITY

                                    Ordinary  Preference  Deferred      Share Revaluation   Special     Profit     Total
                                       share       share     share    premium     reserve   reserve   and loss
                                     capital     capital   capital    account                          account
                                  (pound)000  (pound)000(pound)000 (pound)000  (pound)000(pound)000 (pound)000(pound)000

Balance at 1 February 1997            29,306      36,975         0    175,129       1,784    80,433   (22,882)   300,745
Retained profit                                                                                        155,962   155,962
Reversal of appropriation of
preference share dividends                                                                           (161,502)  (161,502)

Conversion of preference shares        6,908    (36,975)    36,975    (6,908)                                          0

Conversion of ordinary shares       (27,841)                27,841                                                     0

Transfer on disposal of fixed                                                        (67)                   67         0
assets

Translation differences                                                                     (7,721)      5,160   (2,561)

--------------------------------------------------------------------------------------------------------------------------
Balance at 2 August 1997               8,373           0    64,816    168,221       1,717    72,712   (23,195)   292,644
--------------------------------------------------------------------------------------------------------------------------

RECONCILIATION TO US GAAP
Unaudited interim results for the 26 weeks to 2 August 1997

--------------------------------------------------------------------------------
Details of the estimated effect on the Company's consolidated net income and shareholders' equity of the differences between UK GAAP and US GAAP are as follows:

ESTIMATED EFFECT ON NET INCOME OF DIFFERENCES BETWEEN UK AND US GAAP

                                                                           26 WEEKS         26 weeks          52 weeks
                                                                              ENDED            ended             ended
                                                                           2 AUGUST         3 August        1 February
                                                                               1997             1996              1997
                                                                         (POUND)000       (pound)000        (pound)000
    Net income/(loss) in accordance with UK GAAP                              1,431          (4,164)            33,855
    US GAAP adjustments:
    Goodwill amortisation and write off                                     (6,043)          (6,306)          (12,370)
    Amortisation of favourable lease terms                                        -            (142)             (500)
    Sale and leaseback transactions                                             894            1,018               720
    Elimination of revaluation reserve surplus                                   67                -                 -
    Warranty sales                                                              681            1,963             4,204
    Property depreciation                                                      (40)             (40)              (81)
    Net periodic pension costs                                                2,059            1,171             4,326
    Lease cost adjustment                                                       519              800               282
    Costs of capital reorganisation                                         (6,971)                -                 -
    ESOT adjustment                                                               -          (1,112)           (1,112)
    --------------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments before taxation                                     (8,834)          (2,648)           (4,531)
    Taxation                                                                (1,384)          (1,674)           (3,230)
    --------------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments after taxation                                     (10,218)          (4,322)           (7,761)
    --------------------------------------------------------------------------------------------------------------------------------
    Net income/(loss) in accordance with US GAAP                            (8,787)          (8,486)            26,094
    Additional finance costs of non-equity shares                           (3,840)         (17,313)          (26,398)
    --------------------------------------------------------------------------------------------------------------------------------
    Net loss attributable to ordinary shareholders in accordance           (12,627)         (25,799)             (304)
    with US GAAP
    --------------------------------------------------------------------------------------------------------------------------------
    Loss per ADS in accordance with US GAAP (primary):                      (9.7) P         (26.4) p           (0.3) p
    --------------------------------------------------------------------------------------------------------------------------------
    Supplementary(loss) /  profit per ADS (assuming new capital
    structure in place for all periods):                                    (1.6) P          (1.5) p             4.7 p
    --------------------------------------------------------------------------------------------------------------------------------

   ESTIMATED CUMULATIVE EFFECT ON SHAREHOLDERS' EQUITY OF DIFFERENCES BETWEEN UK AND US GAAP

                                                                           2 AUGUST         3 August        1 February
                                                                               1997             1996              1997
                                                                         (POUND)000       (pound)000        (pound)000
    Shareholders' equity in accordance with UK GAAP                         292,644          266,396           300,745
    US GAAP adjustments:
    Goodwill in respect of acquisitions (gross)                             532,667          555,580           540,385
    Consideration adjustment to goodwill                                   (44,620)         (47,228)          (45,457)
    Accumulated goodwill amortisation                                     (108,633)         (99,289)         (103,902)
    Favourable lease terms (valuation)                                       10,677           10,677            10,677
    Accumulated amortisation of favourable lease terms                     (10,677)         (10,319)          (10,677)
    Sale and leaseback transactions                                        (12,897)         (13,493)          (13,791)
    Warranty sales                                                          (4,741)          (8,085)           (5,525)
    Pensions                                                                      -          (5,214)           (2,059)
    Property depreciation                                                   (2,963)          (2,882)           (2,923)
    Elimination of revaluation surplus                                      (1,717)          (1,084)           (1,784)
    Preference shares excluded from shareholders' equity                          -         (91,611)          (94,274)
    Lease cost adjustment                                                   (8,649)          (8,650)           (9,168)
    --------------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments before taxation                                     348,447          278,402           261,502
    Taxation                                                                  8,769           11,857            10,189
    --------------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments after taxation                                      357,216          290,259           271,691
    Shareholders' equity in accordance with US GAAP                         649,860          556,655           572,436
    --------------------------------------------------------------------------------------------------------------------------------